UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. Board of Directors Approval of the Sale of Shares of

PT Portugal to Altice S.A.

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporation Law”) and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM) Instruction No. 358/02, following the Material Fact dated December 8, 2014, informs its shareholders and the market in general that, on this date, Oi and Altice Portugal S.A. (“Altice PT”), a wholly-owned subsidiary of Altice S.A. (and together with Altice PT, “Altice”) have executed a share purchase agreement by which Oi shall sell all of the shares of PT Portugal SPGS S.A. (“PT Portugal”) to Altice PT. The sale substantially involves PT Portugal’s operations in Portugal and Hungary. The effectiveness of the share purchase agreement will depend on the approval by the shareholders meeting of Portugal Telecom SGPS, S.A., which will be called in due course.

In addition, the closing of this sale will be conditioned on, among other matters, obtaining the required regulatory and antitrust approvals, in accordance with applicable law.

Oi will maintain its shareholders and the market informed of any material events related to this subject.

Rio de Janeiro, December 9, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This communication may contain forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. These statements reflect current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in this communication will be realized. Undue reliance should not be placed on such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name: Bayard De Paoli Gontijo
Title: Chief Financial Officer